AB
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9/6/13

SEC IISSION
13025678

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 AND ENDING 06/30/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tobin & Company Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 South College Street, Suite 1610
(No. and Street)

Charlotte	NC	28244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justine Tobin 704-334-2772
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd, Ste 500	Charlotte	NC	28211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/11/13

OATH OR AFFIRMATION

I, Justine E. Tobin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tobin & Company Securities, LLC, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AYEESHA Z. FULTON-JAHI NOTARY PUBLIC MECKLENBURG COUNTY, N.C.

Signature

Executive Representative

Title

Ayeesha Z. Fulton-Jahi

Notary Public

My Commission Expires May 24, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOBIN & COMPANY SECURITIES LLC
(an affiliate of Tobin & Company Investment Banking Group LLC)

Statement of Financial Condition
as of June 30, 2013 and
Independent Auditors' Report

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

TOBIN & COMPANY SECURITIES LLC
(an affiliate of Tobin & Company Investment Banking Group LLC)

Statement of Financial Condition
as of June 30, 2013 and
Independent Auditors' Report

Table of Contents

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
Tobin & Company Securities LLC
Charlotte, North Carolina

Report on Financial Statement
We have audited the accompanying statement of financial condition of Tobin & Company Securities, LLC, (the "Company"), a wholly-owned subsidiary of Tobin & Company Investment Banking Group, LLC, as of June 30, 2013 and the related notes to the financial statement that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

To the Member of
Tobin & Company Securities LLC
Page Two

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tobin & Company Securities, LLC as of June 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
August 13, 2013

TOBIN & COMPANY SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013
(CONFIDENTIAL TREATMENT REQUESTED)

ASSETS		
CASH	$	21,109
ACCOUNTS RECEIVABLE		2,453
TOTAL CURRENT ASSETS		23,562
PREPAID EXPENSE		22,300
TOTAL ASSETS	$	45,862
LIABILITIES AND MEMBER'S EQUITY		
REGISTERED REP DEPOSITS	$	67
MEMBER'S EQUITY		45,795
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	45,862

See notes to financial statement.

TOBIN & COMPANY SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations – Tobin & Company Securities LLC (the "Company"), a wholly-owned subsidiary of Tobin & Company Investment Banking Group LLC (the "Parent"), is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company primarily represents clients in capital-raise related activities composed primarily of private placement transactions structured as the sale of corporate stock or other securities. The Company also represents clients in merger and acquisition related activities composed of sell-side and buy-side transactions structured as the sale or purchase of corporate stock or other securities. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities or securities underwriting. The Company is registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Use of Accounting Estimates - The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates.

Cash - The Company maintains cash deposits with financial institutions that are federally insured as of June 30, 2013.

Fees Income - The Company may extend credit to its clients under its service agreements. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Receivables are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense.

Income Taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the member and no income tax provision is recorded by the Company.

The Company has determined that it does not have any material unrecognized tax benefits or obligations as of June 30, 2013. Fiscal years ending on or after December 31, 2009 remain subject to examination by federal and state tax authorities.

Subsequent Events – The Company evaluated the effect subsequent events would have on the statement of financial condition through August 13, 2013, which is the date the statement of financial condition was available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2013, the Company had net capital, as defined, of $21,042, which was $16,042 in excess of its required net capital of $5,000.